EXHIBIT 21

Subsidiaries of the Registrant

Following are the Subsidiaries of the Registrant

Name of company	Place of Incorporation
Worldcall Services (Private) Limited	Pakistan
Ferret Consulting F.Z.C.	Ajman, United Arab Emirates
Worldcall Telecom Limited	Pakistan
Route 1 Digital (Private) Limited	Pakistan